PRESS RELEASE

Crescent Point Revises 2020 Capital Spending and Dividend

March 16, 2020 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is revising its 2020 capital spending by approximately 35 percent in response to the recent decline in commodity prices. This conservative and disciplined approach demonstrates the Company's flexibility, focus on returns and prudent risk management to protect its balance sheet.

"Our original plans for 2020 centered on returns, capital discipline, cost savings initiatives and balance sheet strength," said Craig Bryksa, President and CEO of Crescent Point. "Given the recent severe volatility in the near-term outlook for commodity prices, we have adjusted our program to support those same priorities. We expect to fully fund our 2020 program within cash flow assuming a WTI price in the low US$30/bbl range for the remainder of the year."

Crescent Point's revised 2020 capital expenditures budget of $700 to $800 million is expected to generate annual average production of 130,000 to 134,000 boe/d. This guidance reflects a high-graded, lower activity budget with fewer wells drilled. This program is expected to moderate the Company's corporate decline rate and reduce variable expenses while also protecting the long-term value of its drilling inventory.

The revised program will begin immediately with minimal activity in second quarter, driven by normal seasonality related to spring break-up, with the majority of remaining activity expected to resume late third quarter. Management will continue to monitor the outlook for commodity prices during this period of reduced activity and has the ability to make further adjustments if necessary.

Crescent Point's new budget incorporates additional operating and capital cost efficiencies realized during first quarter 2020 through the continued adoption of digital technologies and workflow optimization on top of successful drilling, completion and facility cost reduction initiatives. The Company is targeting further improvements to its cost structure throughout the year, which have not been incorporated into its updated guidance.

Crescent Point is also revising its dividend to provide additional flexibility in the current environment. After payment of the first quarter dividend of CDN$0.01 per share payable April 1, 2020, as previously announced, the Company intends to change to a quarterly cash dividend that equates to CDN$0.01 per share per year. Crescent Point is also deferring share repurchases under its normal course issuer bid with flexibility for it to be resumed as market conditions warrant.

The Company has over 50 percent of its revised oil production guidance hedged for 2020 at attractive prices which are expected to provide approximately $325 million to $350 million of gains for the year if WTI remains at US$30/bbl to US$35/bbl for the remainder of 2020. Crescent Point does not have any material near-term senior note debt maturities and currently retains significant liquidity of approximately $2.7 billion of cash and unutilized capacity on its credit facilities which are not due for renewal until October 2023. These credit facilities are unsecured and not subject to periodic revisions due to changes in reserve values.

2020 BUDGET AND GUIDANCE SUMMARY

	Prior	Revised
Total annual average production (boe/d)	140,000 – 144,000	130,000 – 134,000
% Oil and NGLs	91%	91%
Development capital expenditures ($ millions) (1)	$1,100 – $1,200	$700 – $800
Drilling and development (%)	90%	91%
Facilities and seismic (%)	10%	9%

(1) Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company's expectation that its 2020 capital program will be fully funded within cash flow assuming a WTI price in the low US$30/bbl range for the remainder of the year; Crescent Point's revised 2020 capital budget of $700 to $800 million (and the allocation of those expenditures between drilling and development and facilities and seismic); the expectation that the revised 2020 capital budget will generate annual average production of 130,000 to 134,000 boe/d; the Company's plan to high grade its drilling program and drill fewer wells and the expectation that this approach will moderate the Company's corporate decline rate and reduce its variable expenses while also protecting the long term value of the Company's drilling inventory; the Company's planned activity levels under its revised capital program; management's plan to continue to monitor the outlook for commodity prices during this period of inactivity and remain flexible with further adjustments if necessary; the Company's plan to target further improvements to its cost structure throughout the year; the Corporation's intentions with respect to its normal course issuer bid; the Company's plan to reduce its dividend to CDN$0.01 per share per year; and the expected gains from the Company's hedging activity for 2020 assuming US$30/bbl to US$35/bbl WTI for the remainder of the year

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors" and in our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed herein and in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies", "Outlook" and "Forward-Looking Statements". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; significant volatility in market prices for oil and natural gas; the uncertain impacts of COVID-19 on our business, the societal, economic and governmental response to COVID-19; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests; cyber security risk; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.